UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in Chief Financial Officer

Change in Chief Financial Officer

On October 31, 2025, Mr. Brian Lin tendered resignation from the position of chief financial officer of Lucas GC Limited (the “Company”), effective December 1, 2025. There is no disagreement between Mr. Brian Lin and the Company on any matter relating to the Company’s operations, policies or practices.

On the same day, the board of directors of the Company approved the appointment of Mr. Wallace Wang Leong Lee as the chief financial officer of the Company, effective December 1, 2025.

Prior to joining the Company, Mr. Lee served as the chief financial officer at BON Natural Life Limited (Nasdaq: BON) from April 2023 to November 2025. Mr. Lee has served in a variety of key leadership roles with companies. From February 2022 to March 2023, Mr. Lee served as the Vice President of Finance at Ruanyum Edi Technology, Inc. (Nasdaq: RYET). From February 2021 to January 2022, Mr. Lee served as the chief financial officer at China SXT Pharmaceuticals, Inc. (Nasdaq: SXTC). From January 2019 to April 2020, Mr. Lee served as the Finance Securities & Operation Director at Wanda Sports Group Holding Limited (Nasdaq: WSG). From May 2017 to December 2019, Mr. Lee served as the Finance Reporting Director at Secoo Holding Limited (Nasdaq: SECO). From 2012 to 2017, Mr. Lee served as the Audit Principal of the International Business Department at Beijing Yongtuo CPA Limited. He received his Bachelor of Business Administration from University of Houston in 2001 and is a Certified Public Accountant in the state of Texas.

Incorporation by Reference

This report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-286651) and registration statement on Form S-8 (File No. 333-283728), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2025

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors